APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Karis Family Daycare, LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	368,882.60
Total Income	**$368,882.60**
Expenses	
Advertising & Marketing	1,528.66
Ask My Accountant	3,250.08
Contractors	7,613.63
Insurance	22,467.32
Job Supplies	56,829.54
Legal & Professional Services	5,767.04
Meals & Entertainment	1,260.29
Office Supplies & Software	2,991.83
Other Business Expenses	164,515.04
Rent & Lease	113,500.00
Repairs & Maintenance	7,531.09
Utilities	9,710.82
Total Expenses	**$396,965.34**
NET OPERATING INCOME	$ -28,082.74
NET INCOME	$ -28,082.74

Karis Family Daycare, LLC

Balance Sheet

As of December 6, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	279,110.67
Credit card	-50,553.08
Total Bank Accounts	**$228,557.59**
Other Current Assets	
Uncategorized Asset	1,535.14
Total Other Current Assets	**$1,535.14**
Total Current Assets	**$230,092.73**
TOTAL ASSETS	**$230,092.73**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Blue Business Plus Card (1002)	22,052.74
Credit card (3375)	2,450.05
CREDIT CARD (6612)	11,011.96
Total Credit Cards	**$35,514.75**
Total Current Liabilities	**$35,514.75**
Total Liabilities	**$35,514.75**
Equity	
Opening Balance Equity	5,791.68
Retained Earnings	193,812.35
Net Income	-5,026.05
Total Equity	**$194,577.98**
TOTAL LIABILITIES AND EQUITY	**$230,092.73**

Karis Family Daycare, LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	409,760.60
Total Income	**$409,760.60**
Expenses	
Advertising & Marketing	577.54
Ask My Accountant	1,260.25
Bank Charges & Fees	640.00
Insurance	16,776.22
Job Supplies	61,093.45
Legal & Professional Services	4,973.35
Meals & Entertainment	2,472.59
New Center	94,804.52
Office Supplies & Software	3,281.79
Other Business Expenses	223,153.31
Rent & Lease	92,190.54
Repairs & Maintenance	5,329.44
Taxes & Licenses	2,090.00
Uncategorized Expense	245.00
Utilities	15,154.95
Total Expenses	**$524,042.95**
NET OPERATING INCOME	**$ -114,282.35**
NET INCOME	**$ -114,282.35**

Karis Family Daycare, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	249,056.23
Credit card	-157,833.68
Total Bank Accounts	**$91,222.55**
Other Current Assets	
Uncategorized Asset	1,675.14
Total Other Current Assets	**$1,675.14**
Total Current Assets	**$92,897.69**
TOTAL ASSETS	**$92,897.69**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	41,450.43
Retained Earnings	165,729.61
Net Income	-114,282.35
Total Equity	**$92,897.69**
TOTAL LIABILITIES AND EQUITY	**$92,897.69**

I, Brenna Karis, certify that:

1. The financial statements of Karis Family Daycare LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Karis Family Daycare LLC included in this Form reflects accurately the information reported on the tax return for Karis Family Daycare LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   *Brenna Karis*

Name: Brenna Karis

Title: Owner